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File No. ~~82-5133~~

May 3, 2005

Re: **Telefónica Empresas Perú S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (the **"Company"**) and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. First quarter financial statements for Telefónica Empresas Perú S.A.A.
2. Tables for first quarter financial statements for Telefónica Empresas Perú S.A.A.
3. Letter to CONASEV, dated April 20, 2005, regarding the resolutions of the Board of Directors of Telefónica Empresas Perú S.A.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Very truly yours,

Lauren Macioce
Legal Assistant

Enclosures

(NY) 19788/003/12G3-2B/EMPRESA/EMPRESA05/05.02.empresas.12g32b.doc

English Summary for Telefónica Empresas Perú S.A.A.

– First quarter financial statements for Telefónica Empresas Perú S.A.A.
– Tables for first quarter financial statements for Telefónica Empresas Perú S.A.A.
– Letter to CONASEV, dated April 20, 2005, regarding the resolutions of the Board of Directors of Telefónica Empresas Perú S.A.A.



(NY) 19788/003/12G3-2B/MOVILES/MOVILES05/04.26.Moviles.summaries.doc


WASH. D.C.
165

Telefónica Empresas Perú S.A.A.

Estados Financieros
Al 31 de marzo de 2005 (no auditados) y al 31 de diciembre de 2004

NOTAS A LOS ESTADOS FINANCIEROS
AL 31 DE MARZO DE 2005 (NO AUDITADOS) Y AL 31 DE DICIEMBRE DE 2004

---

1. ACTIVIDAD ECONOMICA

Telefónica Empresas Perú S.A.A., en adelante "la Compañía", es una empresa de telecomunicaciones, subsidiaria de Telefónica Datacorp, S.A.U. de España, constituida en Lima el 17 de noviembre de 2000, bajo la denominación de Telefónica Data Perú Holding S.A.A. Por acuerdo de la Junta General de Accionistas de fecha 26 de diciembre de 2000, se modificó su denominación social por la de Telefónica Data Perú S.A.A. y, posteriormente, por acuerdo de la Junta General de Accionistas de fecha 26 de marzo de 2003, se modificó su denominación social por la de Telefónica Empresas Perú S.A.A. El objeto social de la Compañía es prestar servicios públicos de telecomunicaciones en general, brindar servicios de portador local y portador de larga distancia nacional e internacional, servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y de telecomunicaciones, servicios de procesamiento automático de datos y desarrollar proyectos que generen valor agregado para las telecomunicaciones. En este sentido, entre enero y junio de 2001, la Compañía recibió de Telefónica del Perú S.A.A. los activos y pasivos relacionados con las actividades de transmisión de datos para empresas, como parte de la estrategia de reorganización del Grupo Telefónica.

El número de empleados de la Compañía al 31 de marzo de 2005 y al 31 de diciembre de 2004 era de 385 y 413, respectivamente. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú.

Los estados financieros por el año terminado el 31 de diciembre de 2004 fueron aprobados en Junta Obligatoria Anual de Accionistas realizada el 28 de marzo de 2005.

2. FUSIONES

En Junta Obligatoria Anual de Accionistas celebrada el 28 de marzo de 2005, se acordó la fusión de la Compañía con su Subsidiaria, Telefónica Mobile Solutions del Perú S.A.C. (adquirida en enero de 2005), en la cual tenía el 99.9% de participación, la que se disolvió sin liquidarse. La fusión se hizo efectiva el 31 de marzo de 2005.

A la fecha efectiva de fusión, los saldos (no auditados) más importantes de Telefónica Mobile Solutions del Perú S.A.C., incorporados en los estados financieros de la Compañía son como sigue:

	S/.000
Activo corriente	1,231
Pasivo corriente	1,213
Total de activos	1,273
Total de pasivos	1,213
Patrimonio neto	60
Pérdida de operación	(23)
Pérdida neta	(24)

Por otro lado, la Junta Obligatoria Anual de Accionistas de Telefónica Empresas Perú S.A.A. celebrada el 26 de marzo de 2004, acordó la fusión de la Compañía con su Subsidiaria, Telefónica Servicios Financieros S.A.C., en la cual tenía el 99.9% de participación, la que se disolvió sin liquidarse.

A la fecha efectiva de fusión, 31 de marzo de 2004, los saldos (no auditados) más importantes de Telefónica Servicios Financieros S.A.C., ajustados a moneda constante al 31 de diciembre de 2004, incorporados en los estados financieros de la Compañía, son como sigue:

	S/.000
Activo corriente	13,138
Pasivo corriente	3,935
Equipos y muebles, neto	5,290
Total de activos	22,962
Total de pasivos	5,026
Patrimonio neto	17,936
Total ingresos operativos	4,140
Utilidad de operación	1,049
Utilidad neta	456

3. CONTRATO DE CONCESION

La Compañía tiene suscritos con el Estado Peruano, representado por el Ministerio de Transportes y Comunicaciones (MTC), dos contratos de concesión para la prestación del servicio público de portador local y larga distancia nacional e internacional. Dichos contratos fueron aprobados mediante Resoluciones Ministeriales Nos. 496-2000-MTC/15.03 y 497-2000-MTC/15.03, respectivamente.

Los contratos establecen que el plazo de las concesiones es de 20 años contados a partir del 8 de enero de 2001, fecha en que se firmaron los contratos. Dichos contratos pueden ser renovados a solicitud de la Compañía hasta por un plazo total de 20 años adicionales.

PREVIOUS ACCOUNTING POLICIES

As per the announcement of the BEE transaction on 19 April 2005:

31 December 2004	Before the Nedcor BEE transaction and issue of shares (cents)	After the Nedcor BEE transaction and issue of shares (cents)	Change %
Attributable earnings per share ("EPS")	270	270	(0,05)
Fully diluted EPS	269	254	(5,65)
Headline earnings per share ("HEPS")	401	400	(0,14)
Fully diluted HEPS	400	377	(5,86)
Ordinary shareholders' equity (Rm)	18 095	18 177	0,45
Net asset value ("NAV") per share	4 590	4 594	0,10
Tangible net asset value ("TNAV") per share	3 357	3 366	0,27

FINANCIAL EFFECTS APPLYING IFRS:

31 December 2004	Before the Nedcor BEE transaction and issue of shares	After the Nedcor BEE transaction and issue of shares	Change %

	(cents)	(cents)	
Attributable earnings per share ("EPS") (1)(3)(4)	423	357	(15,54)
Fully diluted EPS (1)(3)(4)	422	336	(20,38)
Headline earnings per share ("HEPS") (1)(3)(4)	483	417	(13,67)
Fully diluted HEPS (1)(3)(4)	481	392	(18,62)
Ordinary shareholders equity (Rm)	18 497	18 580	0,45
Net asset value ("NAV") per share(2)(5)	4 692	4 696	0,09
Tangible net asset value ("TNAV") per share(2)(5)	3 400	3 408	0,26

The 2004 pro forma IFRS impact of the BEE deal is exaggerated as Nedcor's 2004 earnings were low owing to the group being in the early stages of its three year recovery programme and the impact of the 2004 recovery programme one-off costs.

The key differences in respect of the accounting for the BEE deal between previous accounting policies and the new accounting policies which apply IFRS is the introduction of IFRS2 - Share-based Payments, which results in an additional charge to the income statement.

Notes:

(1) The "Before the Nedcor BEE transaction and issue of shares" column reflects the earnings and headline earnings per Nedcor share for the year ended 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Nedcor BEE transaction and issue of shares" column reflects the earnings and headline earnings adjusted for the financial effects of the various schemes based on the assumption that the transaction was implemented from 1 January 2004.

(2) The "Before the Nedcor BEE transaction and issue of shares" column reflects the net asset value per Nedcor share at 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Nedcor BEE transaction and issue of shares" column reflects the net asset value per Nedcor share after the consideration received from the various schemes and an enlarged number of shares based on the assumption that the transaction was implemented on 31 December 2004.

(3) The "Before the Nedcor BEE transaction and issue of shares" column weighted average number of shares in issue used in calculating EPS was 360,88 million and in calculating fully diluted EPS was 361,75 million.

(4) The "After the Nedcor BEE transaction and issue of shares" column weighted average number of shares in issue used in calculating EPS was 362,30 million and in calculating fully diluted EPS was 385,25 million (this includes Nedcor shares expected to vest under the transaction).

(5) In calculating NAV and TNAV per share the number of shares in issue as at 31 December 2004 was 394,21 million and in determining the pro forma NAV and TNAV per share, the number of shares in issue was 395,63 million (including 1,4 million shares that vest immediately as a result of the transaction).

Sandton
5 May 2005

For further information kindly contact
Tier 1 Investor Relations
+27 (0)21 702 3102

Sponsors
Merrill Lynch South Africa (Pty) Ltd
Nedbank Capital

La Compañía elaboró sus planes de expansión para los cinco primeros años desde la fecha en que se firmaron los contratos. La Gerencia de la Compañía manifiesta que los planes de expansión de los cuatro primeros años han sido cumplidos ampliamente de acuerdo con lo comprobado por el Organismo Supervisor de Inversión Privada en Telecomunicaciones – OSIPTEL.

En lo que respecta a las tarifas, calidad en el servicio, entre otros; la Compañía se rige por las normas generales aplicables a todos los concesionarios del servicio portador.

4. PRINCIPALES PRINCIPIOS Y PRACTICAS DE CONTABILIDAD

Los principales principios y prácticas de contabilidad utilizados por la Compañía se describen a continuación:

(a) Bases de preparación y presentación

Los estados financieros adjuntos se preparan y presentan de acuerdo con principios de contabilidad generalmente aceptados en Perú, los cuales comprenden a las Normas Internacionales de Contabilidad (NIC) y los pronunciamientos del Comité de Interpretaciones (SIC), oficializados por el Consejo Normativo de Contabilidad (CNC). Al 31 de marzo de 2005, el CNC ha oficializado las NIC 1 a la 41 y las SIC 1 a la 33, las mismas que a dicha fecha se encuentran vigentes en Perú.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad, ("IASB" por sus siglas en ingles), aprobó la publicación de la introducción a las Normas Internacionales de Información Financiera ("IFRS" por sus siglas en inglés), en la cual quedó establecido que: cuando el término IFRS sea usado, éste incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad, y las interpretaciones SIC emitidas por organismos previos. A la fecha, la "IASB" viene efectuando ciertas modificaciones y emitiendo nuevas versiones de las NIC en reemplazo de las anteriormente utilizadas; también está promulgando diversas IFRS las cuales se encuentran vigentes a nivel internacional, o entraron en vigencia conjuntamente con las IFRS a partir del primero de enero de 2005. Estas modificaciones, así como las nuevas normas emitidas han sido oficializadas por el CNC en marzo de 2005 y serán aplicables en Perú a partir de enero de 2006.

En la preparación y presentación de los estados financieros al 31 de marzo de 2005 y al 31 de diciembre de 2004, la Compañía ha observado el cumplimiento de las NIC y SIC vigentes en Perú que le son aplicables.

(b) Ajuste a moneda constante

Los estados financieros se preparan siguiendo la base contable de costos históricos y hasta el 31 de diciembre de 2004, ver párrafo siguiente, se ajustaban a moneda constante para reflejar las variaciones en el poder adquisitivo de la moneda peruana, utilizando factores de ajuste derivados del Indice de Precios al por Mayor a Nivel Nacional (IPM). Por el año 2004 la variación del IPM fue de 4.9 por ciento. El ajuste se efectuaba de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad, esto es, (a) se ajustaban las partidas no monetarias de los estados financieros, (b) las partidas monetarias y las partidas en moneda extranjera no se ajustaban porque estaban expresadas en nuevos soles de poder adquisitivo de la fecha del balance general, y (c) el resultado por exposición a la inflación (REI) se incluía en el estado de ganancias y pérdidas. Por otro lado y para propósitos comparativos, las cifras del estado de ganancias y pérdidas por el trimestre del 1 de enero al 31 de marzo de 2004 han sido ajustadas a valores del 31 de diciembre de 2004.

Mediante Resolución del Consejo Normativo de Contabilidad No. 031-2004-EF/93.01 de fecha 11 de mayo de 2004, y por Ley No 28394 de fecha 22 de noviembre de 2004, se suspendió, a partir del ejercicio 2005, el ajuste de los estados financieros por efectos de la inflación, tanto para efectos contables como tributarios. Al respecto, los saldos finales ajustados por efectos de la inflación al 31 de diciembre de 2004 se consideran como saldos iniciales históricos a partir del 1 de enero de 2005.

(c) Uso de estimaciones

La preparación de los estados financieros requiere que la Gerencia realice estimados que afectan las cifras reportadas de activos, pasivos, la revelación de contingencias activas y pasivas a la fecha del balance general, y la revelación de hechos importantes incluídos en las notas a los estados financieros; así como las cifras reportadas de ingresos y gastos durante el período de reporte. Los resultados finales podrían diferir de dichas estimaciones. Las estimaciones más significativas relacionadas con los estados financieros son la provisión para cuentas de cobranza dudosa y para desvalorización de existencias, la depreciación de inmuebles, maquinaria y equipo, la amortización de activos intangibles, el impuesto a la renta y participación de los trabajadores corriente y diferido, y la estimación de los ingresos devengados.

(d) Activos y pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera están expresados en moneda nacional al tipo de cambio de la fecha del balance general. Las ganancias y pérdidas relacionadas con las transacciones en moneda extranjera se registran en el estado de ganancias y pérdidas.

(e) Instrumentos financieros

Los activos y pasivos financieros presentados en el balance general corresponden, principalmente, a caja y bancos, cuentas por cobrar comerciales, cuentas por cobrar a empresas vinculadas, otras cuentas por cobrar, y la totalidad de los pasivos, excepto por el impuesto a la renta y la participación de los trabajadores diferido. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

(f) Cuentas por cobrar comerciales

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general, netas de la provisión para cuenta de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general, ver párrafo (k).

La provisión para cuentas de cobranza dudosa se determina sobre todos los documentos por cobrar que permanezcan impagos por más de 120 días desde la fecha de facturación. La provisión se registra en el rubro "Gastos de administración" del estado de ganancias y pérdidas. Adicionalmente, la Gerencia realiza revisiones periódicas de las cuentas por cobrar, provisionando aquellos saldos con antigüedad menor a 120 días, en los casos que se determine que no serán cobrados.

En opinión de la Gerencia, este procedimiento permite estimar razonablemente la provisión para cuentas de cobranza dudosa, considerando las características de los clientes en el Perú.

(g) Existencias

Las existencias corresponden principalmente a equipos routers y suministros diversos que son vendidos a los clientes de la Compañía y están valuadas al costo o valor neto de realización, el menor. Los equipos routers y suministros son cargados a los resultados cuando son entregados a los clientes. Los equipos routers y suministros diversos entregados en alquiler son reclasificados al rubro "Inmuebles, maquinaria y equipo", y depreciados siguiendo el método de línea recta.

El costo se determina siguiendo el método promedio, excepto en el caso de las existencias en tránsito, las cuales se presentan al costo específico de adquisición.

La provisión por desvalorización se determina en función a un análisis efectuado sobre la rotación de los equipos routers y suministros que no serán utilizados en las operaciones, y se registra con cargo a los resultados del ejercicio en el cual la Gerencia determina la necesidad de dicha provisión.

(h) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran al costo, y están presentados netos de la correspondiente depreciación acumulada y pérdida acumulada por deterioro de estos activos. Este rubro incluye aquellos gastos relacionados directamente con la construcción de la planta de transmisión de datos y equipos, que son capitalizados como parte del costo de los activos con los que se relacionan.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta de transmisión de datos	10, 15 y 20
Equipos	5 y 10
Unidades de transporte	5
Muebles y enseres	10

La Gerencia revisa periódicamente la vida útil y el método de depreciación para asegurarse que sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, maquinaria y equipo.

Los desembolsos incurridos después que un activo fijo ha sido puesto en uso se capitalizan como costo adicional de este activo, únicamente cuando es probable que tales desembolsos resultarán en beneficios económicos futuros superiores al rendimiento normal evaluado originalmente para dicho activo. El mantenimiento y las reparaciones son cargados a gastos operativos según se incurren.

Las obras en curso representan, principalmente, la planta en construcción y se registran al costo. Esto incluye el costo de planta, equipo y otros costos directos. Las obras en curso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

(i) Intangibles

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Compañía y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización (ver párrafo (m)). Los intangibles se amortizan bajo el método de línea recta, sobre la base de su vida útil estimada, que es de cinco años. El período y el método de amortización se revisan al final de cada año.

(j) Ingresos diferidos

Los ingresos diferidos corresponden a la facturación por adelantado de los bienes y servicios prestados por la Compañía a ciertos clientes para la implementación de proyectos de desarrollo. Tales ingresos y sus correspondientes costos se reconocen en el estado de ganancias y pérdidas en el ejercicio en el que los bienes son entregados y/o los servicios son completados.

(k) Reconocimiento de ingresos, costos y gastos

Los ingresos por servicios de transmisión de datos y otros ingresos son reconocidos en el período en que se brinda el servicio. El costo por los servicios de transmisión de datos y de otros servicios se reconoce cuando se brinda el servicio de manera simultánea al reconocimiento de ingresos.

Los ingresos y costos por la venta de equipos y piezas son reconocidos, cuando se ha entregado el bien y se han transferido todos sus riesgos y beneficios inherentes.

Los ingresos provenientes de proyectos de desarrollo e implantación se reconocen por el método de avance de obra en la medida que se prestan los servicios, entregan los bienes, y las obras son aceptados por los clientes; en consecuencia, al cierre de cada período se efectúa una provisión por los proyectos ejecutados y no facturados. El costo de ventas se reconoce cuando se presta el servicio y entregan los bienes en forma simultánea al reconocimiento de ingresos.

Los otros costos y gastos se reconocen a medida que devengan, independientemente del momento en que se paguen, y se registran en los períodos con los cuales se relacionan.

(l) Impuesto a la renta y participación de los trabajadores

El impuesto a la renta y la participación de los trabajadores son determinados de acuerdo con las disposiciones tributarias y legales aplicables en Perú. La tasa de impuesto a la renta y participación de los trabajadores es de 30 y 10 por ciento respectivamente. Asimismo, se reconoce el impuesto a la renta y la participación de los trabajadores diferidos siguiendo el método del balance. De acuerdo con dicho método:

- Se reconoce el activo y pasivo diferido relacionado con los efectos tributarios futuros de las diferencias temporales a la tasa de impuesto a la renta y al porcentaje de participación de los trabajadores a los que la Compañía espera liquidar dichos impuestos y participaciones.

- El activo diferido se reduce, si es necesario, por los importes de beneficios tributarios que, de acuerdo con evidencia disponible, se estima que podrían no ser realizables.

Las diferencias temporales son aquellas surgidas entre la base de reporte financiero y tributario de un activo o pasivo que en un momento futuro serán revertidas, resultando en un ingreso o gasto por impuesto a la renta y participación de los trabajadores.

Las diferencias temporales son gravables o deducibles, cuando el activo relacionado es recuperado o el pasivo relacionado es liquidado, respectivamente. El activo o pasivo diferido por impuesto a la renta y participación de los trabajadores representa el importe de impuesto y participación de los trabajadores a recuperar o pagar en años futuros, respectivamente.

Conforme lo establece la norma contable, el impuesto a la renta y la participación de los trabajadores diferido se determina con base en la tasa del impuesto aplicable a sus utilidades no distribuidas; reconociendo cualquier impuesto adicional por la distribución de dividendos, en la fecha que se reconoce el pasivo por dicho concepto.

(m) Desvalorización de activos

Periódicamente, o bien cuando existen acontecimientos o cambios económicos que indiquen que el valor de un activo pueda no ser recuperable, la Gerencia revisa el valor de sus activos a largo plazo, básicamente los inmuebles, maquinaria y equipo e intangibles, para verificar que no exista ningún deterioro en el valor de estos activos. Cuando el valor de un activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado de ganancias y pérdidas.

El valor recuperable es el mayor entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Los importes recuperables se estiman para cada activo o, si no es posible, para cada unidad generadora de efectivo.

La reversión de las pérdidas por desvalorización reconocidas en años anteriores es registrada cuando hay una indicación de que las pérdidas ya no existen o han disminuido. La reversión se registra en el estado de ganancias y pérdidas.

(n) Provisiones

Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente (legal o implícita) como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general.

Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los gastos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros. Estas se revelan en notas a los estados financieros excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(ñ) Utilidad por acción

La utilidad por acción, básica y diluida, ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. Las acciones emitidas o anuladas por la reexpresión del capital social por el ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se ha considerado que esas acciones siempre estuvieron en circulación.

(o) Efectivo y equivalente de efectivo

El efectivo presentado en el estado de flujos de efectivo está conformado por el saldo de caja y bancos presentado en el balance general.

(p) Reclasificaciones

Ciertas cifras de los estados financieros del ejercicio 2004 han sido reclasificadas para hacerlas comparables con las del presente ejercicio. En opinión de la Gerencia de la Compañía, los importes de las mismas no fueron significativos en relación con los estados financieros tomados en su conjunto.

5. TRANSACCIONES EN MONEDA EXTRANJERA

(a) Las operaciones en moneda extranjera se efectúan a las tasas de cambio del mercado libre. Al 31 de marzo de 2005, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca y Seguros para las transacciones en dólares estadounidenses era de S/.3.259 para la compra y S/.3.263 para la venta (S/.3.280 y S/.3.283 al 31 de diciembre 2004, respectivamente) por US$1.00.

(b) Al 31 de marzo de 2005 y al 31 de diciembre de 2004, la Compañía tenía los siguientes activos y pasivos en moneda extranjera, expresados en miles de dólares estadounidenses:

	31.03.05	31.12.04
	US$000	US$000
Activos:		
Caja y bancos	7,460	4,872
Cuentas por cobrar comerciales, netas	6,012	6,693
Cuentas por cobrar a empresas vinculadas (incluye porción no corriente) (d)	7,420	7,456
Otras cuentas por cobrar, netas	64	62
Total	20,956	19,083
Pasivos:		
Cuentas por pagar comerciales	6,042	6,795
Otras cuentas por pagar	11	14
Cuentas por pagar a la Principal y empresas vinculadas (incluye porción no corriente) (d)	12,208	22,599
Total	18,261	29,408
Posición activa (pasiva) neta	2,695	(10,325)

(c) Las cuentas con empresas vinculadas se presentan en el balance general, netas de su respectiva cuenta por cobrar o por pagar en moneda nacional.

(d) Al 31 dè marzo de 2005, la Compañía mantiene cuentas por pagar ascendentes a 253,002 euros (256,767 euros al 31 de diciembre de 2004). Al 31 de marzo de 2005, el tipo de cambio del euro era de S/.4.204 por un euro (S/. 4.497 al 31 de diciembre de 2004).

(e) En años anteriores la devaluación (revaluación) de la moneda peruana respecto al dólar estadounidense y la inflación (deflación) de acuerdo con el Indice de Precios al por Mayor a Nivel Nacional, publicado por el Instituto Nacional de Estadística e Informática - INEI, han sido como sigue (en porcentajes):

Año	Devaluación (revaluación)	Inflación (deflación)
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00
2004	(5.23)	4.90
Enero – marzo 2005	(0.60)	0.34

6. CAJA Y BANCOS

(a) A continuación se presenta la composición del rubro:

	31.03.05	31.12.04
	S/.000	S/.000
Fondo fijo	13	13
Cuentas corrientes (b)	9,929	19,192
Depósitos a plazo (c)	29,560	-
Total	39,502	19,205

(c) Al 31 de marzo de 2005 y al 31 de diciembre de 2004, la Compañía mantiene sus cuentas corrientes (en nuevos soles y dólares estadounidenses) en bancos locales. Dichos fondos son de libre disponibilidad y se encuentran libres de gravamen.

(c) Al 31 de marzo de 2005, los depósitos a plazo están denominados en nuevos soles y dólares estadounidenses, están remunerados a tasas vigentes en el mercado local y vencen en abril de 2005.

7. CUENTAS POR COBRAR COMERCIALES, NETAS

(a) A continuación se presenta la composición del rubro:

	31.03.05	31.12.04
	S/.000	S/.000
Facturas por cobrar	54,375	54,154
Provisión para cuentas de cobranza dudosa	(26,067)	(25,770)
Total	28,308	28,384

Las cuentas por cobrar comerciales están denominadas en dólares estadounidenses y nuevos soles y corresponden, principalmente, a servicios de conectividad básica e internet, por proyectos integrales y otras soluciones avanzadas.

(b) El movimiento de la provisión para cuentas de cobranza dudosa al 31 de marzo de 2005 y al 31 de diciembre de 2004 fue el siguiente:

	31.03.05	31.12.04
	S/.000	S/.000
Saldo inicial	25,770	27,265
Más (menos):		
Provisión del ejercicio, nota 16	847	3,322
Recuperos, nota 16	(402)	(2,269)
Adición por fusión	8	-
Reclasificaciones, nota 13 (i)	-	177
Diferencia en cambio	(156)	(2,190)
Resultado por exposición a la inflación	-	(535)
Saldo final	26,067	25,770

En opinión de la Gerencia, el saldo de la provisión para cuentas de cobranza dudosa determinada según los criterios indicados en la nota 4 (f), cubre adecuadamente el riesgo estimado de pérdida en las cuentas por cobrar comerciales al 31 de marzo de 2005 y al 31 de diciembre de 2004.

8. EXISTENCIAS, NETAS

A continuación se presenta la composición del rubro:

	31.03.05	31.12.04
	S/.000	S/.000
Mercaderías y suministros diversos	5,724	4,496
Existencias por recibir	760	621
	6,484	5,117
Provisión por desvalorización de existencias	(962)	(962)
	5,522	4,155

La Gerencia estima que la provisión registrada es suficiente para cubrir los riesgos de obsolescencia y desvalorización de las existencias al 31 de marzo de 2005 y al 31 de diciembre de 2004. Asimismo, la Gerencia estima que el saldo de mercaderías y suministros diversos no excede el valor neto de realización al 31 de marzo de 2005 y al 31 de diciembre de 2004.

El costo de los inventarios vendidos por los periodos de tres meses terminados el 31 de marzo de 2005 y de 2004 fue de S/.6,493,000 y S/.4,609,000, respectivamente.

9. INMUEBLES, MAQUINARIA Y EQUIPO, NETO

(a) A continuación se presenta el movimiento del rubro:

	Saldos al 31.12.04 S/.000	Adiciones S/.000	Transferencias a Intangibles S/.000	Transferencias S/.000	Otros S/.000	Saldos al 31.03.05 S/.000
Costo:						
Edificios y otras construcciones	523	-	-	-	-	523
Planta de transmisión de datos	87,933	-	-	68	(306)	87,695
Equipos	78,738	-	-	341	133	79,212
Unidades de transporte	581	-	-	-	-	581
Muebles y enseres	1,500	-	-	-	-	1,500
Obras en curso y unidades por recibir	6,978	3,248	(81)	(409)	-	9,736
Total	176,253	3,248	(81)	-	(173)	179,247
Depreciación acumulada:						
Edificios y otras construcciones	39	4	-	-	-	43
Planta de transmisión de datos	38,557	2,090	-	-	-	40,647
Equipos	44,017	3,518	-	-	83	47,618
Unidades de transporte	203	29	-	-	-	232
Muebles y enseres	634	37	-	-	-	671
Total	83,450	5,678	-	-	83	89,211
Valor neto en libros	92,803					90,036

(b) El rubro "Unidades de transporte" incluye activos obtenidos a través de contratos de arrendamiento financiero por un valor neto en libros de aproximadamente S/.153,000 al 31 de marzo de 2005 (aproximadamente S/.169,000 al 31 de diciembre de 2004).

(c) Las transferencias a intangibles corresponden a partidas diversas (mejoras al sistema comercial, desarrollo informático, entre otros) registradas inicialmente como obras en curso pero que por su naturaleza deben presentarse como intangibles, ver nota 10.

(d) Al 31 de marzo de 2005 y al 31 de diciembre de 2004, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años , que consideran una tasa de descuento que se estima refleja las condiciones de mercado. En base a dicha información, la Gerencia ha estimado que el valor recuperable de sus inmuebles, maquinaria y equipo, es mayor a su valor en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general.

10. INTANGIBLES, NETO

(a) A continuación se presenta el movimiento del rubro:

	Saldos al 31.12.04 S/.000	Adiciones S/.000	Transferencias de inmuebles, maquinaria y equipo S/.000	Saldos al 31.03.05 S/.000
Costo:				
Software	26,857	-	81	26,938
Derechos de uso	5,333	-	-	5,333
Total	32,190	-	81	32,271
Amortización acumulada:				
Software	16,630	1,010	-	17,640
Derechos de uso	4,586	236	-	4,822
Total	21,216	1,246	-	22,462
Valor neto en libros	10,974			9,809

(b) Al 31 de marzo de 2005 y al 31 de diciembre de 2004, ciertos intangibles por aproximadamente S/.7,169,000 se encuentran totalmente amortizados; sin embargo, estos intangibles se encuentran en uso.

(c) Al 31 de marzo de 2005 y al 31 de diciembre de 2004, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. En base a dicha información, la Gerencia ha estimado que el valor recuperable de sus activos intangibles, es mayor a su valor en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general.

11. CUENTAS POR PAGAR COMERCIALES

(a) A continuación se presenta la composición del rubro:

	31.03.05 S/.000	31.12.04 S/.000
Proveedores nacionales	11,976	10,915
Proveedores del exterior	10,247	13,754
Total	22,223	24,669

(b) Las cuentas por pagar comerciales tienen vencimientos corrientes y no generan intereses.

12. OTRAS CUENTAS POR PAGAR

A continuación se presenta la composición del rubro:

	31.03.05 S/.000	31.12.04 S/.000
Tributos	5,074	6,814
Remuneraciones, vacaciones y participaciones	6,392	7,955
Provisiones diversas	1,781	4,822
Otros	2,118	704
Total	15,365	20,295

13. TRANSACCIONES CON EMPRESAS VINCULADAS

(a) Durante el periodo de tres meses terminado el 31 de marzo de 2005 y el año terminado el 31 de diciembre de 2004, las principales transacciones con empresas vinculadas fueron las siguientes: ingresos por servicios de conectividad básica, servicios de conectividad internet / extranet / intranet, proyectos integrales y otras soluciones avanzadas, comisiones de venta, gastos por arrendamiento de circuitos, servicios de comunicación internacional y servicios generales y administrativos.

(b) Como consecuencia de éstas y otras transacciones menores, al 31 de marzo de 2005 y al 31 de diciembre de 2004, la Compañía mantenía los siguientes saldos con empresas vinculadas:

	31.03.05	31.12.04
	S/.000	S/.000
Cuentas por cobrar:		
Vinculadas		
Terra Networks Perú S.A.	6,443	4,493
Telefónica Móviles S.A.C.	5,826	7,543
Telefónica Multimedia S.A.C.	3,935	4,945
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	3,543	5,006
Telefónica Servicios Digitales S.A.C.	3,477	3,527
Telefónica Centros de Cobro S.A.C.	2,733	2,335
Teleatento del Perú S.A.C.	1,134	1,595
Otras menores	1,900	1,304
Total	28,991	30,748
Provisión de cobranza dudosa	(2,856)	(2,873)
Porción no corriente	(755)	(765)
Porción corriente	25,380	27,110
Cuentas por pagar:		
Principal:		
Telefónica Datacorp, S.A.U.	1,257	1,312
Vinculadas :		
Telefónica del Perú S.A.A. (c)	38,647	17,941
Telefónica International Wholesale Services SL (TIWS)	7,009	6,329
Otras menores	2,064	841
Total	48,977	26,423

Los saldos mantenidos con las empresas vinculadas están denominados principalmente en dólares estadounidenses, tienen vencimiento corriente y no generan intereses, excepto por el préstamo otorgado a Telefónica del Perú S.A.A. que genera una tasa de interés de 3.38 por ciento anual; ver acápite (d). En adición, las cuentas con empresas vinculadas se presentan neta de su respectiva cuenta por cobrar o cuenta por pagar.

(c) Al 31 de marzo de 2005 y al 31 de diciembre de 2004 las cuentas por pagar a Telefónica del Perú S.A.A. comprenden principalmente facturas y provisiones por servicios de arrendamiento de circuitos, servicios internacionales y otros. Estas cuentas por pagar se presentan netas de las cuentas por cobrar que comprenden principalmente: cobranzas por cuenta de la Compañía, facturación por comisiones de venta y hasta el 31 de diciembre de 2004 un préstamo por S/.25,266,000 que fue cancelado en el primer trimestre de 2005.

14. PATRIMONIO NETO

(a) Capital social

Al 31 de marzo de 2005 y al 31 de diciembre de 2004 el capital social de la Compañía está representado por 25,518,993 acciones comunes, íntegramente suscritas y pagadas, cuyo valor nominal es de S/.1.00 cada una. La Compañía puede emitir 1,609,993 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de marzo de 2005.

En Junta General de Directorio de fecha 15 de noviembre de 2004 se acordó el pago de dividendos por un monto de aproximadamente S/.15,343,000.

La estructura del capital social de la Compañía al 31 de marzo de 2005 y al 31 de diciembre de 2004, está compuesta porcentualmente de la siguiente manera:

	%
Telefónica Datacorp, S.A.U.	97
Otros accionistas menores	3
Total	100

La Junta General de Accionistas de la Compañía estableció en siete (7) el número de integrantes del Directorio. Antes de cada elección, la Junta General de Accionistas deberá resolver sobre el número de directores a elegirse para el período que corresponda.

(b) Capital adicional

Corresponde al diferencial entre el capital social suscrito y el valor del bloque patrimonial aportado por Telefónica del Perú S.A.A. entre enero y junio de 2001.

(c) Reserva legal

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a una reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

Al 31 de diciembre de 2004, la Compañía ha registrado la apropiación de S/.781,000 correspondiente a la utilidad del año 2004.

15. SITUACION TRIBUTARIA

(a) La Compañía está sujeta al régimen tributario peruano vigente. En este sentido, ha determinado su impuesto a la renta aplicando las disposiciones contenidas en el Texto Único Ordenado de dicho tributo aprobado por el Decreto Supremo No 054-99-EF, sus normas modificatorias y reglamentarias; según el cual, el impuesto a la renta anual de la Compañía se determina con una tasa del 30 por ciento sobre la utilidad gravable y por el año 2004 se ha considerado los estados financieros ajustados para reflejar el efecto de las variaciones en el nivel de precios.

Asimismo, la distribución total o parcial de utilidades, está sujeta a la retención de 4.1% por concepto de impuesto a la renta, sobre el monto distribuido a accionistas no domiciliados, sean éstos empresas o personas naturales y a las personas naturales domiciliadas en el país.

(b) Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas por los años 2000 a 2004 de la Compañía están sujetas a fiscalización por parte de la administración tributaria. Para el caso de Telefónica Servicios Internet del Perú S.A.C., empresa absorbida por fusión por la Compañía en el ejercicio 2001, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de los ejercicios gravables 2000 y 2001, están sujetos a fiscalización. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de Telefónica Servicios Financieros S.A.C., empresa absorbida por fusión por la Compañía en el ejercicio 2004, de los años 2000 a 2003 y por el periodo de tres meses terminado el 31 de marzo de 2004 están sujetas a fiscalización por parte de la administración tributaria. Asimismo, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de Telefónica Mobile Solutions del Perú S.A.C., empresa absorbida por fusión por la Compañía en el ejercicio 2005, de los años 2001 a 2004 y por el periodo de tres meses terminado el 31 de marzo de 2005 están sujetas a fiscalización por parte de la administración tributaria. Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Compañía y las declaraciones de pago del impuesto general a las ventas mensuales en los cuatro años posteriores a la presentación de la declaración de impuestos. Debido a las posibles interpretaciones que las autoridades tributarias pueden dar a las normas legales vigentes, no es posible determinar a la fecha, si de las revisiones que se realicen resultarán o no pasivos para la Compañía. Sin embargo, en opinión de la Gerencia y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros al 31 de marzo de 2005 y al 31 de diciembre de 2004.

(c) De acuerdo con el Decreto Supremo 013-93-TCC, que aprueba el Texto Único Ordenado de la Ley de Telecomunicaciones, y su Reglamento, aprobado por el Decreto Supremo No. 027-2004-MTC, la Compañía en su calidad de concesionario de servicios de telecomunicaciones debe abonar los siguientes derechos y tasas, cuya base de cálculo está compuesta por los ingresos facturados y percibidos anualmente por concepto de los diferentes servicios de telecomunicaciones en el caso de la tasa indicada en el acápite (c.1), por los servicios sujetos a concesión y/o autorización en el caso de la tasa indicada en el acápite (c.2), y sólo por los conceptos de los servicios portadores y finales de telefonía en el caso de la tasa indicada en el acápite (c.3):

Concepto	Beneficiario	%
(c.1) Aportes por servicios de supervisión	OSIPTEL	0.5
(c.2) Tasa de explotación comercial del servicio	MTC	0.5
(c.3) Derecho especial destinado al Fondo de Inversión en Telecomunicaciones (FITEL)	OSIPTEL	1.0

El importe registrado como gasto por la Compañía por estos conceptos asciende aproximadamente a S/.725,000 y S/.2,260,000 por los periodos terminados el 31 de marzo de 2005 y de 2004, respectivamente, ver nota 16.

Asimismo, los citados dispositivos han creado un canon anual por uso del espectro radioeléctrico, el mismo que se determina aplicando diferentes porcentajes a la UIT (Unidad Impositiva Tributaria) vigente al inicio del año según el tipo de servicio brindado por el concesionario.

(d) A partir del ejercicio 2001, para propósito del impuesto a la renta e impuesto general a las ventas (IGV), la determinación de los precios de transferencia (valor de mercado) de transacciones con empresas vinculadas y con o a través de empresas residentes en territorios de baja o nula imposición, debe efectuarse observando el principio de libre concurrencia y estar sustentada con documentación e información (un estudio) sobre los métodos de valoración utilizados para la determinación de los precios de transferencia, con indicación de los criterios y elementos objetivos considerados para dicha determinación. En opinión de la Gerencia, a la fecha del balance general no existen pasivos de importancia en relación con los precios de transferencia para propósito del impuesto a la renta e impuesto general a las ventas.

16. GASTOS GENERALES

(a) A continuación se presenta la composición del rubro:

	31.03.05	31.03.04
	S/.000	S/.000
Servicios prestados por terceros	31,731	32,154
Tributos	(660)	2,654
Cargas diversas de gestión	514	1,007
Provisión para cuentas de cobranza dudosa, Nota 7 (b)	445	206
Total	32,030	36,021

(b) Los servicios prestados por terceros corresponden a alquileres, honorarios, mantenimiento y otros. Estos gastos se presentan netos de recuperos de provisiones de años anteriores.

(c) La provisión para cuentas de cobranza dudosa correspondiente a los periodos de tres meses terminados el 31 de marzo de 2005 y de 2004 se presenta neto de recuperos ascendentes a S/.402,000 y S/.938,000, respectivamente.

(d) En el rubro de tributos, al 31 de marzo de 2005, la Compañía ha reversado un importe de aproximadamente S/.2,200,000 correspondiente al exceso de provisión de derechos y tasas regulatorias de telecomunicaciones constituidas en el año 2004.

17. GASTOS DE PERSONAL

A continuación se presenta la composición del rubro:

	31.03.05 S/.000	31.03.04 S/.000
Remuneraciones	9,587	10,516
Seguridad y previsión social	701	1,165
Compensación por tiempo de servicios	838	1,183
Otros gastos de personal	1,223	957
Total	12,349	13,821

El número promedio de empleados de la Compañía del periodo de tres meses terminado el 31 de marzo de 2005 y al 31 de marzo de 2004 fue de 391 y 419, respectivamente.

18. IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

(a) A continuación se presenta el detalle del impuesto a la renta y participación de los trabajadores que se presentan en el estado de ganancias y pérdidas:

	31.03.2005 S/.000	31.03.2004 S/.000
Participación de los trabajadores:		
Corriente	537	346
Diferida	53	(151)
Ajuste de participación de años anteriores	-	83
Total	590	278
Impuesto a la renta:		
Corriente	1,450	1,335
Diferido	144	(378)
Ajuste de impuesto a la renta de años anteriores	-	351
Total	1,594	1,308

(b) Los componentes del pasivo neto por impuesto a la renta y participación de los trabajadores diferido son los siguientes:

	Al 1° de enero de 2004 S/.000	(Cargo) Abono al Estado de Ganancias y Pérdidas S/.000	Resultado por Exposición a la Inflación S/.000	Al 31 de diciembre de 2004 S/.000	(Cargo) Abono al Estado de Ganancias y Pérdidas S/.000	Al 31 de Marzo de 2005 S/.000
Activo diferido:						
Provisión de vacaciones	1,207	(481)	(56)	670	(102)	568
Provisión cumplimiento de objetivos	287	(7)	(13)	267	(169)	98
Provisión incentivo de ventas	22	74	(1)	95	(61)	34
Provisiones varios proveedores	235	37	(11)	261	(68)	193
Provisión para desvalorización de existencias	300	70	(14)	356	-	356
Total	2,051	(307)	(95)	1,649	(400)	1,249
Pasivo diferido:						
Capitalización de gastos de personal por construcción de planta, neto	159	(1,099)	(7)	(947)	71	(876)
Otros activos, neto	(2,633)	675	139	(1,819)	132	(1,687)
Total	(2,474)	(424)	132	(2,766)	203	(2,563)
Pasivo diferido, neto	(423)	(731)	37	(1,117)	(197)	(1,314)

19. UTILIDAD POR ACCION

La utilidad por acción básica y diluida fue calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones ordinarias en circulación a la fecha del balance general.

	Acciones en Circulación	Promedio Ponderado de Acciones
Saldo al 31 de marzo de 2004	25,518,993	25,518,993
Saldo al 31 de marzo de 2005	25,518,993	25,518,993

El cálculo de la utilidad por acción al 31 de marzo de 2005 y de 2004 se presenta a continuación:

	Al 31 de marzo de 2005			Al 31 de marzo de 2004		
	Utilidad (Numerador) S/.(000)	Número de Acciones (Denominador)	Utilidad Por Acción S/.	Utilidad (Numerador) S/.(000)	Número de Acciones (Denominador)	Utilidad por Acción S/.
Utilidad por acción, básica y diluida	3,520	25,518,993	0.138	3,404	25,518,993	0.133

Telefónica Empresas Perú S.A.A

REFERENCIAS

ESTADO DE GANANCIAS Y PERDIDAS
GASTOS DE ADMINISTRACIÓN
Casillero: 2D0301

	Nota	31.03.2005 S/.000	31.03.2004 S/.000
Gastos generales	16	32,030	36,021
Gastos de personal	17	12,349	13,821
Depreciación de inmuebles, maquinaria y equipo	9	5,678	4,718
Amortización de intangibles	10	1,246	1,020
Materiales y suministros	8	6,493	4,609
Total		**57,796**	**60,189**

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

File No. 82-5133

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones		
RPJ :	SP0005	Ingresar a 6 digitos		
Ejercicio:	2005	Ingresar 4 digitos como maximo		
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC	Trimestre	Trimestre Especifico
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre	31 de Marzo	1 de Enero
Denominacion de la empresa:	TELEFÓNICA EMPRESAS PERÚ S.A.A.	Ingresar con letras MAYUSCULAS		
CIIU :	6420	Ingresar 4 digitos como maximo		
E-mail 1 :	jose.ugarte@t-empresas.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe		
E-mail 2 :	rvillegass@t-gestiona.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe		
Pagina Web :	www.telefonica.com.pe	Ejemplo: www.conasevnet.gob.pe		
Factor de Reexpresion del Balance General :	1000	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230		
Moneda	Nuevos Soles	Elegir la moneda		
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo		


MAY 0 3 2005

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Balance General
Al 31 de Marzo del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 31 de Marzo 2005	Al 31 de Diciembre 2004
	Activo Corriente			
1D0101	Caja y Bancos	6	39,502	19,205
1D0102	Valores Negociables (neto de provisión acumulada)		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	7	28,308	28,384
1D0104	Cuentas por Cobrar a Vinculadas	13 (b)	25,380	27,110
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		5,101	2,230
1D0106	Existencias (neto de provisión acumulada)	8	5,522	4,155
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0107	Gastos Pagados por Anticipado		836	1,376
1D01ST	**Total Activo Corriente**		104,649	82,460
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo		0	0
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	13 (a)	755	765
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0209	Existencias		0	0
1D0204	Inversiones Permanentes (neto de provisión acumulada)		2	2
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0211	Inversiones en Inmuebles		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	9	90,036	92,803
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	10	9,809	10,974
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		0	0
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		100,602	104,544
1D020T	TOTAL ACTIVO		205,251	187,004

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2005
Pasivo Corriente		
Sobregiros Bancarios		270
Préstamos Bancarios		0
Cuentas por Pagar Comerciales	11	22,223
Cuentas por Pagar a Vinculadas	13 (b)	48,977
Otras Cuentas por Pagar	12	15,365
Parte Corriente de las Deudas a Largo Plazo		0
Pasivos por Instrumentos Financieros Derivados		0
Total Pasivo Corriente		86,835
Pasivo No Corriente		
Deudas a largo plazo		0
Cuentas por pagar a vinculadas		0
Pasivos por Instrumentos Financieros Derivados		0
Ingresos Diferidos (netos)		513
Impuesto a la Renta y Particip.Diferidos Pasivo	18 (b)	1,314
Total Pasivo No Corriente		1,827
Total Pasivo		88,662
Contingencias		
Interés minoritario		0
Patrimonio Neto		
Capital	14 (a)	27,129
Capital adicional	14 (b)	75,020
Acciones de Inversión		0
Resultados no realizados		0
Excedente de Revaluación		0
Reservas Legales	14 (c)	3,885
Otras Reservas		0
Resultados Acumulados		10,555
Efecto acumulado por reexpresión a moneda extranjera		0
Total Patrimonio Neto		116,589
TOTAL PASIVO Y PATRIMONIO NETO		205,251

Al 31 de Diciembre 2004	Codigo
323	1D0306
0	1D0307
24,669	1D0302
26,423	1D0303
20,295	1D0304
0	1D0305
0	1D0308
71,710	1D03ST
0	1D0401
0	1D0402
0	1D0405
1,108	1D0403
1,117	1D0404
2,225	1D04ST
73,935	1D040T
	1D0501
0	1D0502
27,129	1D0701
75,020	1D0702
0	1D0703
0	1D0708
0	1D0704
3,885	1D0705
0	1D0706
7,035	1D0707
0	1D0709
113,069	1D07ST
187,004	1D070T

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

Código		Notas	Por el Trimestre específico del 1 de Enero al 31 de Marzo de 2005	Por el Trimestre específico del 1 de Enero al 31 de Marzo de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004		
	Ingresos Operacionales							
2D0101	Ventas Netas (ingresos operacionales)		63,209	64,484	63,209	64,484		
2D0102	Otros Ingresos Operacionales		0	0	0	0		
2D01ST	**Total de Ingresos Brutos**		**63,209**	**64,484**	**63,209**	**64,484**		
2D0201	Costo de Ventas (Operacionales)		0	0	0	0		
2D0202	Otros costos operacionales		0	0	0	0		
2D0203	**Total Costos Operacionales**		0	0	0	0		
2D02ST	**Utilidad Bruta**		**63,209**	**64,484**	**63,209**	**64,484**		
	Gastos Operacionales							
2D0302	Gastos de Ventas		0	0	0	0		
2D0301	Gastos de Administración		(57,796)	(60,189)	(57,796)	(60,189)		
2D0303	Provisión por perdidas por desvalorización de activos		0	0	0	0		
2D03ST	**Utilidad Operativa**		**5,413**	**4,295**	**5,413**	**4,295**		
	Otros Ingresos (gastos)							
2D0401	Ingresos Financieros		1,232	1,970	1,232	1,970		
2D0402	Gastos Financieros		(873)	(1,431)	(873)	(1,431)		
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial		0	0	0	0		
2D0407	Ganancia o pérdida por instrumentos financieros derivados		0	0	0	0		
2D0403	Otros Ingresos		47	20	47	20	-523	(549)
2D0404	Otros Gastos		(115)	(216)	(115)	(216)	1,211	1,270
2D0408	Efecto acumulado por cambios en las políticas contables		0	0	0	0		
2D0405	Resultado por Exposición a la Inflación		0	352	0	352		
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		5,704	4,990	5,704	4,990		
2D0501	Participación de los trabajadores corrientes y diferidos	18(a)	(590)	(278)	(590)	(278)		
2D0502	Impuesto a la Renta corriente y diferido	18(a)	(1,594)	(1,308)	(1,594)	(1,308)		
2D05ST	**Resultado antes de Gastos Extraordinarios**		3,520	3,404	3,520	3,404		
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)		0	0	0	0		
2D06ST	**Resultado antes de Interes Minoritario**		3,520	3,404	3,520	3,404		
2D0701	Interés Minoritario		0	0	0	0		
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		3,520	3,404	3,520	3,404		
2D0801	Dividendos de acciones Preferentes		0	0	0	0		
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		3,520	3,404	3,520	3,404		
2D0901	Utilidad (pérdida) básica por acción común	19	0.137936	0.133391	0.137936	0.133391		
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000		
2D0903	Utilidad (pérdida) diluida por acción común	19	0.137936	0.133391	0.137936	0.133391		
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000		

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)


Codigo de Cuenta

Código de Cuenta		Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales		110,162	120,466
3D0110	Honorarios y comisiones		0	0
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)		0	0
3D0111	Dividendos (no incluidos en la actividad de inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros cobros de efectivo relativos a la actividad		0	0
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios		(90,961)	(103,376)
3D0105	Remuneraciones y beneficios sociales		(12,738)	(14,117)
3D0106	Tributos		(8,131)	(25,093)
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de efectivo relativos a la actividad		0	0
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D01ST	**Provenientes de Actividades de Operación**		**(1,668)**	**(22,120)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes		0	0
3D0209	Prestamos a vinculadas		0	0
3D0202	Venta de inmuebles, maquinaria y equipo		0	0
3D0203	Venta de activos intangibles		0	0
3D0210	Intereses y rendimientos		0	0
3D0211	Dividendos		0	0
3D0204	Otros cobros de efectivo relativos a la actividad		0	0
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes		0	0
3D0212	Prestamos otorgados a vinculadas		0	0
3D0206	Compra de inmuebles, maquinaria y equipo		(3,248)	(4,261)
3D0207	Compra y desarrollo de activos intangibles		0	0
3D0208	Otros pagos de efectivo relativos a la actividad		0	0
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D02ST	**Provenientes de Actividades de Inversión**		**(3,248)**	**(4,261)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios		0	0
3D0308	Aumento de prestamos bancarios		0	0
3D0301	Emisión de acciones o nuevos aportes		0	0
3D0309	Venta de acciones en tesorería		0	0
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo		0	0
3D0303	Otros cobros de efectivo relativos a la actividad		25,266	61,628
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios		(53)	0
3D0313	Amortización o pago de préstamos bancarios		0	0
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo		0	0
3D0310	Recompra de acciones propias (acciones en tesorería)		0	0
3D0311	Intereses y rendimientos		0	0
3D0305	Dividendos		0	(501)
3D0306	Otros pagos de efectivo relativos a la actividad.		0	(21,434)
	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de			
3D03ST	**Actividades de Financiamiento**		**25,213**	**39,693**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**20,297**	**13,312**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		19,205	83
3D0403	Resultado por Exposición a la Inflación		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**39,502**	**13,395**

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)



Código de Cuenta

Código de Cuenta		Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio		3,520	3,404
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
3D0609	Provisión de cuentas de cobranza dudosa	7 (b)	847	1,144
3D0610	Provisión por desvalorización de existencias		0	0
3D0611	Provisión por fluctuación del valor de los valores e inversiones		0	0
3D0612	Depreciación del ejercicio	9	5,678	4,718
3D0613	Provisión por pérdida en el valor de uso de los activos		0	0
3D0614	Amortización y castigo de activos intangibles	10	1,246	1,020
3D0615	Provisión para protección del medio ambiente		0	0
3D0616	Amortización de otros activos		0	0
3D0604	Provisiones diversas		0	0
3D0606	Pérdida en venta de valores e inversiones permanentes		0	0
3D0617	Pérdida en venta de inversiones en inmuebles		0	0
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo		0	0
3D0618	Pérdida en venta de activos intangibles		0	0
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo		31	0
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	18 (a)	197	0
3D0621	Efecto acumulado por cambios en las políticas contables		0	0
3D0607	Pérdida por activos monetarios no corrientes		0	20
3D0608	Otros		0	0
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
3D0703	Utilidad en venta de valores e inversiones permanentes		0	0
3D0706	Utilidad en venta de inversiones en inmuebles		0	0
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo		0	0
3D0707	Utilidad en venta de activos intangibles		0	0
3D0704	Resultado por Exposición a la Inflación		0	(352)
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	18 (a)	0	(529)
3D0705	Ganancia por pasivos monetarios no corrientes		(108)	0
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo		0	0
3D0710	Efecto acumulado por cambios en las políticas contables		0	0
3D0711	Otros		0	0
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(771)	3,790
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		1,740	27,065
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		(2,871)	(7,697)
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados		0	0
3D0804	(Aumento) Disminución en Existencias		(1,367)	(139)
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado		540	244
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		(2,446)	1,927
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas		(2,711)	(37,830)
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(5,193)	(18,905)
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(1,668)	(22,120)
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores		0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero		0	0
3D0903	Compensación de pasivos corrientes		0	0
3D0904	Compensación de pasivos no corrientes		0	0
3D0905	Capitalización de acreencias u obligaciones		0	0
3D0906	Revaluación de activos		0	0
3D0907	Aportes de capital en bienes		0	0

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera
4D0101	**Saldos al 1ero. de enero de 2004**	27,129	75,020	0	0	0	3,104	0	15,349	0
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	0	0
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	3,404	0
4D0116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D01ST	**Saldos al 31 de Marzo de 2004**	**27,129**	**75,020**	**0**	**0**	**0**	**3,104**	**0**	**18,753**	**0**
4D0201	**Saldos al 1ero. de enero de 2005**	27,129	75,020	0	0	0	3,885	0	7,035	0
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	0	0
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesorería	0	0	0	0		0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	3,520	0
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D02ST	**Saldos al 31 de Marzo de 2005**	**27,129**	**75,020**	**0**	**0**	**0**	**3,885**	**0**	**10,555**	**0**

Total
120,602
0
0
0
0
0
0
0
0
0
0
0
3,404
0
0
124,006
113,069
0
0
0
0
0
0
0
0
0
0
0
3,520
0
0
116,589

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)

2005
25518993
0
100
0
28923
962
0
22462
89211
0
3248
0

TELEFÓNICA EMPRESAS PERÚ S.A.A.
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Marzo	Al 31 de Diciembre
Total Activo IGUAL a:	205,251	187,004
- Total Pasivo+Patrimonio	205,251	187,004
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	63,209		64,484	
Otros Ingresos Operacionales	0		0	
Ingresos Financieros	1,232		1,970	
Otros Ingresos	47		20	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	0		0	
Otros costos operacionales	0		0	
Gastos de Administración	(57,796)		(60,189)	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	0		0	
Gastos Financieros	(873)		(1,431)	
Otros Gastos	(115)		(216)	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversión	Resultados no Realizados	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	27,129	75,020	0	0	0	3,885	0	7,035	0
Saldos del Balance General del periodo anterior	27,129	75,020	0	0	0	3,885	0	7,035	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	27,129	75,020	0	0	0	3,885	0	10,555	0
Saldos del Balance General del periodo actual	27,129	75,020	0	0	0	3,885	0	10,555	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	3,520	3,404
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	3,520	3,404
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual IGUAL a:	19,205
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	19,205
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	39,502
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	39,502
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	3,520	3,404
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	3,520	3,404
Consistencia: ==>		

	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	(1,668)	(22,120)
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	(1,668)	(22,120)
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Notas importantes:
Verificar en su disco duro que exista la carpeta: C:\EEFFTRIM
Luego de terminar de ingresar y validar los datos, gerenerar los archivos TXT presionando el siguiente Boton:

Generar Archivos

PROCEDIMIENTO PARA GENERAR ARCHIVOS (TXT) DE INI

1. Crear el directorio **EEFFTRIM en C:** En este directorio se crearán los archivos
2. Llenar los datos en las columnas correspondientes, teniendo cuidado de no elin como de no modificar los codigos de las cuentas.

Hoja	Descripción	Llenar los sig
DG	Datos Generales	Llenar la parte sombreada de **verde**
BG	Balance General	Ingresar los monto actuales y comparativos
GP	Ganancias y Perdidas	Ingresar los monto actuales y comparativos
FE	Flujos de Efectivo	Ingresar los monto actuales y comparativos
CP	Cambios en el Patrimonio	Ingresar los monto actuales y comparativos
TO	Totales Adicionales	Llenar la parte sombreada de **verde**

3 La columna de "notas" será llenada indicando el numero de la nota que se refer Financiero. Dicha refencia tendra como maximo 10 digitos. Ejemplos: 1-2; A,B,(

4 Validar los datos observando en la hoja "**Valida**" las celdas de Consistencia de inconsistencias en algun Estado Financiero aparecerá el mensaje "**ERROR rev** mensaje.

5 **Grabe su datos** (con cualquier nombre).

6 Para iniciar la generación de archivos, ir a la hoja **Genera**. Hacer click en el bot el proceso de creación de los archivos de texto, esperar hasta que el archivo se habrá concluido el proceso.

7 Revisar el directorio **C:\EEFFTRIM** Verificar que los siguientes archivos hayan - DGxxxxxx.txt - BGxxxxxx.txt - GPxxxxxx.txt - FExxxxxx.txt - CPxxxxxx.txt - T Siendo xxxxxx el codigo RPJ

ORMACION FINANCIERA

s.

ninar, ni insertar filas o columnas, asi

uientes datos
s del Estado Financiero
s del Estado Financiero
s del Estado Financiero
s del Estado Financiero

rencia en el archivos de Notas del Estado
C-G;

cada Estado Financiero. Si existiera
vise", de lo contrario no se tendrá ningun

ón **Generar Archivos**. Este botón iniciara
e cierre automáticamente, en ese momento

sido creados:
Oxxxxxx.txt